UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

QuidelOrtho Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

219798105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219798105	13D	Page 1 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 6, 2022 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of QuidelOrtho Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 9975 Summers Ridge Road, San Diego, California 92121. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The 10b5-1 Plan

On May 12, 2024, Carlyle Partners VI Cayman Holdings, L.P. terminated an existing 10b5-1 trading plan and entered into a new 10b5-1 plan (the “10b-5 Plan”), pursuant to which Carlyle Partners VI Cayman Holdings, L.P. may make periodic sales of up to 4,200,000 shares of Common Stock. The amount and timing of sales pursuant to the 10b5-1 Plan, if any, may vary.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the 10b5-1 Plan and is incorporated herein by reference. A copy of the 10b5-1 Plan is filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 219798105	13D	Page 2 of 4 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description

3	Power of Attorney.

4	10b5-1 Plan, dated May 12, 2024.

CUSIP No. 219798105	13D	Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2024

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II GP L.L.C.
By: The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CUSIP No. 219798105	13D	Page 4 of 4 pages

TC Group Cayman Investment Holdings Sub L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group VI Cayman, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group VI Cayman, L.P.
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners VI Cayman Holdings, L.P.
By: TC Group VI Cayman, L.P., its general partner
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person